FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR March 29, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                  FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      March 29, 2006

3.    Press Release
      -------------

      March 29, 2006

4.    Summary of Material Change
      --------------------------

       DYNAMOTIVE ENERGY SYSTEMS TO MAKE SIGNIFICANT BUSINESS
                     ANNOUNCEMENT AT GLOBE 2006

When:       Wednesday, March 29th at 1:30 PM

Where:      DynaMotive Booth #1011 at the Globe 2006 Trade Fair
         The Vancouver Convention & Exhibition Centre

Who:        Mr. Richard Lin, Chairman of DynaMotive Energy Systems

            Mr. Andrew Kingston, President and CEO DynaMotive Energy
            Systems

            Representatives from the federal, provincial and municipal governments participating in the Western Pavilion opening, hosted at the DynaMotive trade show booth.

DynaMotive Energy Systems Corporation, a world leading Vancouver based biomass to energy Technology Company, will announce a significant business related transaction at Globe 2006 to be held in Vancouver BC.

Mr. Richard Lin, Chairman of the Board and Mr. Andrew Kingston,
President and CEO, will be present at the event to make the announcement.

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5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6630 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 29th day of March 2006.

             DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                       (signed)    "Andrew Kingston"
                                    ---------------
                                    Andrew Kingston
                                    President & CEO





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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT
REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES
LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

       DYNAMOTIVE ENERGY SYSTEMS TO MAKE SIGNIFICANT BUSINESS
                     ANNOUNCEMENT AT GLOBE 2006

When:       Wednesday, March 29th at 1:30 PM

Where:      DynaMotive Booth #1011 at the Globe 2006 Trade Fair
            The Vancouver Convention & Exhibition Centre

Who:        Mr. Richard Lin, Chairman of DynaMotive Energy Systems

            Mr. Andrew Kingston, President and CEO DynaMotive Energy
            Systems

            Representatives from the federal, provincial and municipal governments participating in the Western Pavilion opening, hosted at the DynaMotive trade show booth.

DynaMotive Energy Systems Corporation, a world leading Vancouver based biomass to energy Technology Company, will announce a significant business related transaction at Globe 2006 to be held in Vancouver BC.

Mr. Richard Lin, Chairman of the Board and Mr. Andrew Kingston,
President and CEO, will be present at the event to make the announcement.


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com


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Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".

Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company?s ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company?s disclosure filings with the Securities and Exchange Commission

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